Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Amendment No. 1 to Registration Statement (Form S-3) and related Prospectus of Kanbay International, Inc. for the registration of 4,494,530 shares of its common stock and to the incorporation by reference therein of our reports dated March 14, 2006, with respect to the consolidated financial statements and schedule of Kanbay International, Inc., Kanbay International, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Kanbay International, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Chicago, Illinois
July 7, 2006